NO Act

P.E.
03/21/2016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Received SEC

MAR 22 2016

Washington, DC 20549

March 22, 2016

Act: 1934
Section: ~~14a-8 (OD5)~~
Rule: 14a-8 (OD5)
Public
Availability: 3-22-16

Yafit Cohn
Simpson Thacher & Bartlett LLP
yafit.cohn@stblaw.com

Re: SeaWorld Entertainment, Inc.

Dear Ms. Cohn:

This is in regard to your letter dated March 21, 2016 concerning the shareholder proposal submitted by People for the Ethical Treatment of Animals for inclusion in SeaWorld's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that SeaWorld therefore withdraws its February 8, 2016 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Evan S. Jacobson
Special Counsel

cc: Jared S. Goodman
PETA Foundation
jaredg@petaf.org

16004327

SIMPSON THACHER & BARTLETT LLP
425 LEXINGTON AVENUE
NEW YORK, NY 10017-3954
(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER
(212) 455-3815

E-MAIL ADDRESS
yafit.cohn@stblaw.com

VIA E-MAIL

March 21, 2016

Re: SeaWorld Entertainment, Inc. – Omission of Shareholder Proposal from Proxy Material Pursuant to Rule 14a-8

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

This letter serves to inform you that, on behalf of our client, SeaWorld Entertainment, Inc. (the "Company"), we hereby withdraw our letter dated February 8, 2016 to the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") requesting that the Staff not recommend to the Commission that any enforcement action be taken if the Company excludes a shareholder proposal (the "Proposal") submitted by People for the Ethical Treatment of Animals (the "Proponent") from its proxy materials for the Company's 2016 Annual Meeting of Stockholders. In response to the Company's request, the Proponent has indicated to the Company and the Staff that it is withdrawing the Proposal. Attached hereto as Exhibit A is a copy of the Company's correspondence to the Proponent requesting withdrawal of the Proposal, and attached hereto as Exhibit B is a copy of the Proponent's signed letter withdrawing the Proposal.

If you have any questions regarding this matter or require additional information, please feel free to contact the undersigned at (212) 455-3815 or Yafit.Cohn@stblaw.com.

Sincerely,

yafit cohn

Yafit Cohn

Enclosures

cc: G. Anthony Taylor, SeaWorld Entertainment, Inc.
Carlos Clark, SeaWorld Entertainment, Inc.
Igor Fert, Simpson Thacher & Bartlett LLP
Rose Park, PETA Corporate Affairs
Jared S. Goodman, PETA Foundation

Exhibit A

Copy of the Company's Correspondence to the Proponent, Requesting Withdrawal

Cohn, Yafit

From:	Taylor, Tony <Tony.Taylor@seaworld.com>
Sent:	Thursday, March 17, 2016 10:26 AM
To:	Crage, Peter; Trinske, Mark; Clark, Carlos; Kermes, Jill; Jeansonne-Becka, Aimee; Fert, Igor; Gottlieb, Dov; Cohn, Yafit
Subject:	FW: Shareholder Proposal
Attachments:	SeaWorld-Announces-Last-Generation-Of-Orcas-In-Its-Care.pdf

FYI

From: Taylor, Tony
Sent: Thursday, March 17, 2016 10:25 AM
To: JaredG@PetaF.org
Subject: Shareholder Proposal

Dear Jared,

As you may have probably seen by now, SeaWorld Entertainment, Inc. ("SeaWorld" or "the Company") announced its decision to end the breeding of orcas in the Company's care. I am attaching for your reference a copy of the Company's press release announcing its new policy.

The new policy accomplishes precisely what PETA's shareholder proposal requests – i.e., that the Board "ban captive orca breeding at all SeaWorld parks" - and we hope that it will help drive improved guest satisfaction and increased value for shareholders over time.

In light of this development – and in the interest of preserving the time and resources of the Company and the Securities and Exchange Commission – SeaWorld respectfully requests that PETA withdraw its shareholder proposal. SeaWorld believes that, due to the adoption of its new policy to end the breeding of orcas in its care, submitting PETA's proposal to a shareholder vote will not serve any useful purpose. If the proposal is submitted to a shareholder vote, it is at least possible that some of our shareholders may vote against the proposal and make the Company's decision to end orca breeding all the more difficult to implement.

Please respond to SeaWorld's request by Monday so that the Company may determine how to proceed. In the event that PETA does not withdraw its shareholder proposal, the Company intends to request no-action relief from the Securities and Exchange Commission on the ground that the Company has substantially implemented the proposal.

Regards,

Tony

Tony Taylor
Chief Legal Officer/
General Counsel & Corporate Secretary
SeaWorld Parks & Entertainment
9205 Southpark Center Loop
4th Floor
Orlando, FL 32819
O: 407-226-5031
Tony.Taylor@SeaWorld.com

SEAWORLD ENTERTAINMENT

NEWS RELEASE

SeaWorld Announces Last Generation Of Orcas In Its Care

3/17/2016

Company Partners with Humane Society of the United States on New Animal Welfare and Wildlife Protection Initiatives

ORLANDO, Fla., March 17, 2016 /PRNewswire/ -- SeaWorld Entertainment, Inc. (NYSE: SEAS), a leading theme park and entertainment company, today announced that the killer whales – or orcas – currently in the company's care will be the last generation of orcas at SeaWorld. The company will end all orca breeding as of today.

SeaWorld also will introduce new, inspiring, natural orca encounters, rather than theatrical shows, as part of its ongoing commitment to education, marine science research, and rescue of marine animals. These programs will focus on orca enrichment, exercise, and overall health. This change will start in its San Diego park next year, followed by San Antonio and then Orlando in 2019.

SeaWorld also announced today a broad new partnership with the Humane Society of the United States (HSUS) to protect our oceans and the animals that call them home. The company is committing to educating its more than 20 million annual visitors on animal welfare and conservation issues through interpretative programs at the parks and expanded advocacy for wild whales, seals, and other marine creatures.

"SeaWorld has introduced more than 400 million guests to orcas, and we are proud of our part in contributing to the human understanding of these animals," said Joel Manby, President and Chief Executive Officer of SeaWorld Entertainment, Inc. "As society's understanding of orcas continues to change, SeaWorld is changing with it. By making this the last generation of orcas in our care and reimagining how guests will encounter these beautiful animals, we are fulfilling our mission of providing visitors to our parks with experiences that matter."

"SeaWorld's commitment to end breeding of orcas is a long-held goal of many animal advocacy organizations, and we commend the company for making this game-changing commitment," said Wayne Pacelle, President and CEO of HSUS. "Today we turn a corner, working together to achieve solutions on a wide set of animal issues including sunsetting the use of orcas at existing facilities; maximizing SeaWorld's focus on rescue, rehabilitation and advocacy for marine mammals in the wild; and sourcing food for animals and customers from humane and sustainable sources, including cage-free eggs and crate-free pork."

"We are pleased to join with HSUS on the significant issues facing marine mammals and their ocean homes," said Manby. "The work done by zoological facilities like SeaWorld is critical for the protection of animals in the wild, especially marine mammals. To that end, SeaWorld has committed $50 million over the next five years to be the world's leading marine animal rescue organization, to advocate for an end to the commercial killing of whales and seals and an end to shark finning."

The current population of orcas at SeaWorld – including one orca, Takara, that became pregnant last year – will live out their lives at the company's park habitats, where they will continue to receive the highest-quality care based on the latest advances in marine veterinary medicine, science, and zoological best practices. Guests will be able to observe these orcas through the new educational encounters and in viewing areas within the existing habitats.

SeaWorld reaffirms its commitment not to collect marine mammals from the wild. It has not collected an orca from the wild in nearly 40 years, and the orcas at SeaWorld were either born there or have spent almost their entire lives in human care. These orcas could not survive in oceans that include environmental concerns such as pollution and other man-made threats.

Conference Call and Webcast

The company will hold a conference call and webcast today, Thursday, March 17, at 9 a.m. Eastern Time to discuss the contents of this press release. The conference call and webcast will be broadcast live on the Internet and can be accessed via the company's website at www.seaworldentertainment.com by clicking on the "Investor Relations" link located on the upper right corner of that page. Presentation materials will be available for download on the company's website immediately following the conference call. For those unable to participate in the live call, a replay will be available after 12 p.m. Eastern Time, March 17, 2016, via the "Investor Relations" section of www.seaworldentertainment.com. A replay can also be accessed telephonically from 12 p.m. Eastern Time on March 17, 2016, through 11:59 p.m. Eastern Time on March 24, 2016, by dialing 855-859-2056 from anywhere in the U.S. or 1-404-537-3406 from international locations, conference code 70507779.

Forward-Looking Statements

This press release contains statements that are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are subject to the "safe harbor" created by those sections. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements contained in this press release. A more thorough discussion of certain risks, uncertainties and other factors that may affect the company is included in the company's most recent Annual Report on Form 10-K and in subsequent reports, including the Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, that the company files or furnishes with the Securities and Exchange Commission.

About SeaWorld Entertainment, Inc.

SeaWorld Entertainment, Inc. (NYSE: SEAS) is a leading theme park and entertainment company providing experiences that matter, and inspiring guests to protect animals and the wild wonders of our world. The company is one of the world's foremost zoological organizations and a global leader in animal welfare, training, husbandry and veterinary care. The company collectively cares for what it believes is one of the largest zoological collections in the world and has helped lead advances in the care of animals. The company also rescues and rehabilitates marine and terrestrial animals that are ill, injured, orphaned or abandoned, with the goal of returning them to the wild. The SeaWorld® rescue team has helped more than 27,000 animals in need over the last 50 years.

SeaWorld Entertainment, Inc. owns or licenses a portfolio of recognized brands including SeaWorld, Busch Gardens® and Sea Rescue®. Over its more than 50-year history, the company has built a diversified portfolio of 11 destination and regional theme parks that are grouped in key markets across the United States, many of which showcase its one-of-a-kind zoological collection of over 800 species of animals. The company's theme parks feature a diverse array of rides, shows and other attractions with broad demographic appeal which deliver memorable experiences and a strong value proposition for its guests.

Copies of this and other news releases as well as additional information about SeaWorld Entertainment, Inc. can be obtained online at **www.seaworldentertainment.com**. Shareholders and prospective investors can also register to automatically receive the company's press releases, SEC filings and other notices by e-mail by registering at that website.

Logo - **http://photos.prnewswire.com/prnh/20150610/222218LOGO**

To view the original version on PR Newswire, visit:**http://www.prnewswire.com/news-releases/seaworld-**

announces-last-generation-of-orcas-in-its-care-300237555.html

SOURCE SeaWorld Entertainment, Inc.

Media Inquiries: For SeaWorld - Aimée Jeansonne Becka, 407-226-5258, Aimee.Jeansonne-Becka@SeaWorld.com, or For HSUS - Anna West, 301-258-1518, awest@humanesociety.org, or Investor Relations Inquiries: Mark Trinske, Vice President of Investor Relations, 855-797-8625, Investors@SeaWorld.com

Exhibit B

Copy of the Proponent's Withdrawal Letter

AN INTERNATIONAL ORGANIZATION DEDICATED TO PROTECTING THE RIGHTS OF ALL ANIMALS

PETA FOUNDATION

Jared S. Goodman
Director of Animal Law
(323) 210-2266
JaredG@petaf.org

March 21, 2016

Via e-mail

G. Anthony Taylor
Chief Legal and Corporate Affairs Officer,
General Counsel, and Corporate Secretary
SeaWorld Entertainment, Inc.
tony.taylor@seaworld.com

Re: Withdrawal of PETA Shareholder Proposal

Dear Mr. Taylor:

On behalf of PETA, I am writing to withdraw its shareholder proposal submitted for inclusion in SeaWorld Entertainment, Inc.'s 2016 proxy statement and for consideration at the 2016 Annual Meeting of Stockholders. The proposal is withdrawn pursuant to SeaWorld's March 17 announcement that it will end its orca breeding program, effectively mooting PETA's proposal that the company take this same action.

Thank you.

Very truly yours,

Jared S. Goodman

cc: Office of Chief Counsel, Division of Corporation Finance, SEC, shareholderproposals@sec.gov
Yafit Cohn, Simpson Thacher & Bartlett LLP, yafit.cohn@stblaw.com

PEOPLE FOR
THE ETHICAL
TREATMENT
OF ANIMALS
FOUNDATION

Washington, D.C.
1536 16th St. N.W.
Washington, DC 20036
202-483-PETA

Los Angeles
2154 W. Sunset Blvd.
Los Angeles, CA 90026
323-644-PETA

Norfolk
501 Front St.
Norfolk, VA 23510
757-622-PETA

Oakland
554 Grand Ave.
Oakland, CA 94610
510-763-PETA

AN INTERNATIONAL ORGANIZATION DEDICATED TO PROTECTING THE RIGHTS OF ALL ANIMALS

PeTA FOUNDATION

PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS FOUNDATION

Washington, D.C.
1536 16th St. N.W.
Washington, DC 20036
202-483-PETA

Los Angeles
2154 W. Sunset Blvd.
Los Angeles, CA 90026
323-644-PETA

Norfolk
501 Front St.
Norfolk, VA 23510
757-622-PETA

Oakland
554 Grand Ave.
Oakland, CA 94610
510-763-PETA

March 11, 2016

Via e-mail

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
shareholderproposals@sec.gov

Re: Reply to SeaWorld Entertainment, Inc.'s Response Regarding 2016 Annual Meeting Shareholder Proposal Submitted by PETA

Dear Sir or Madam:

I am writing on behalf of People for the Ethical Treatment of Animals (PETA) and pursuant to Rule 14a-8(k) in response to SeaWorld Entertainment, Inc.'s ("SeaWorld") March 8, 2016, letter regarding its request that the Staff of the Division of Corporation Finance ("Staff") of the Securities and Exchange Commission ("Commission") concur with its view that it may properly exclude PETA's shareholder resolution and supporting statement ("Proposal") from the proxy materials to be distributed by SeaWorld in connection with its 2016 annual meeting of shareholders (the "proxy materials").

PETA submits this brief reply to SeaWorld's letter to rebut the company's baseless and hypocritical allegation that PETA's February 22, 2016, opposition to its no-action request ("Opposition") is "fraught with hyperbole and emotional accusations that are not relevant to the Staff's Rule 14a-8 determination."

PETA's Opposition discusses at length the impropriety of excluding the Proposal—which urges the board to ban captive orca breeding—under Rule 14a-8(i)(7), because:

- It does not "prob[e] too deeply into matters of a complex nature" in light of the fact that "[t]he suffering of orcas in captivity is clearly established and well-documented" in the public record, Opposition at 2-3;
- It does not require an end to the company's holding of orcas, given the population currently at SeaWorld's facilities and its ability to hold a wild orca who becomes seriously ill or injured and is unable to be rehabilitated and returned to the wild, *now or in the future*, *id.* at 4-5;
- The Staff has found on many occasions that "animal welfare is a significant policy consideration and proposals relating to minimizing or eliminating operations that may result in certain poor animal welfare may not be excluded" even when they deal with the sale of a company's products or services, *id.* at 5-7; and

- The subject of the Proposal, SeaWorld's captive orca breeding program, is unquestionably a significant social policy issue, "as demonstrated by widespread public debate that has had a detrimental impact on the Company's finances and federal legislation aimed at banning this very practice," *id.* at 7-8.

These facts and analysis are the core of a Rule 14a-8(i)(7) analysis. What is *not* relevant to the Staff's Rule 14a-8 determination, however, is whether "SeaWorld is a zoological organization, with more than 800 species of animals in its care" or its alleged goals to "inspire" guests. Such a carve-out to the "significant social policy" analysis simply does not exist, nor is there any legitimate justification for the Staff to place secondary importance on the social policy concerns related to a company's animal use and instead base its analysis primarily on the company's self-alleged purpose or goals.

Moreover, while the nature of SeaWorld's business cannot shield it from a determination that its use of animals raises a significant policy issue, PETA is obliged to note that contrary to SeaWorld's argument, it is not "similar to that of a zoo or conservation organization." It is, indisputably, a for-profit public corporation that breeds and holds orcas in unnatural enclosures to perform tricks for paying guests, notwithstanding that significant evidence of harm to the orcas has been publicly reported and documented in the company's own records.

Indeed, SeaWorld's response only highlights the fact that the Proposal seeks to ban the breeding of only 1 of more than 800 species of animals at SeaWorld facilities in light of the substantial evidence that this particular species cannot be adequately held at SeaWorld and the widespread public opinion that the company's continued confinement of the species is cruel, which has undeniably led to declines in revenue and attendance, the loss of dozens of corporate partners, a failed corporate espionage campaign against PETA, and multiple shareholder and class action lawsuits.

For these reasons, as well as those discussed in PETA's Opposition, we respectfully request that the Staff decline to issue a no-action response to SeaWorld and inform the company that it may not omit the Proposal from its proxy materials in reliance on Rule 14a-8.

Thank you.

Very truly yours,

Jared Goodman
Director of Animal Law
(323) 210-2266
JaredG@petaf.org

cc: Yafit Cohn, Simpson Thatcher & Bartlett LLP

Simpson Thacher & Bartlett LLP
425 LEXINGTON AVENUE
NEW YORK, NY 10017-3954

TELEPHONE: +1-212-455-2000
FACSIMILE: +1-212-455-2502

Direct Dial Number
(212) 455-3815

E-mail Address
yalit.cohn@stblaw.com

VIA E-MAIL

March 8, 2016

Re: SeaWorld Entertainment, Inc. – Omission of Shareholder Proposal from Proxy Material Pursuant to Rule 14a-8

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

We are writing on behalf of SeaWorld Entertainment, Inc. ("SeaWorld" or the "Company") in response to the February 22, 2016 letter of People for the Ethical Treatment of Animals (the "Proponent") regarding SeaWorld's no-action request letter of February 8, 2016. In its letter of February 8, SeaWorld respectfully requested that the Staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") not recommend any enforcement action against SeaWorld if SeaWorld omits the Proponent's shareholder proposal and supporting statement (collectively, the "Proposal") from the proxy statement and form of proxy to be distributed by the Company in connection with its 2016 Annual Meeting of Stockholders (collectively, the "Proxy Materials").

The Proponent's letter is fraught with hyperbole and emotional accusations that are not relevant to the Staff's Rule 14a-8 determination. At times, the Proponent's letter seems to be just an attempt to convince the Staff of its views regarding the Company and its business – rather than providing coherent legal arguments supporting the Proponent's position.

That said, the Proponent appears to take the position that the Proposal does not seek to micro-manage the Company because it "does not address any matter too complex for which shareholders can make an informed judgment." The Proponent does not advance any persuasive argument in support of this statement and instead accuses the Company of animal mistreatment, thereby masking the heart of the issue, which is whether or not the shareholder proposal interferes with the Company's ordinary business operations. The Proponent conveniently glosses over the crucial fact that SeaWorld is a zoological organization, with more than 800 species of animals in its care and approximately 1,500 employees dedicated to animal welfare, training, husbandry and veterinary care. Given that SeaWorld is a zoological organization – i.e., a company whose operations are similar to that of a zoo or conservation organization – highly complex decisions relating to the breeding of animals are fundamental to the Company's ordinary business operations, and an attempt to interfere with such decisions necessarily amounts to micro-managing the Company's business operations.

The Proponent's letter then presents a rather strained argument that its Proposal does not amount to a request that the Company eliminate a particular product or service, reasoning that the public will continue to have the opportunity to view orcas for years after the Company's orcas are no longer bred. It is well documented that the Proponent's broader objective, in submitting the Proposal and otherwise, is for SeaWorld to cease featuring orcas in its parks. It is of no consequence that this result will not be immediate. If shareholder proposals dictating the products or services offered by a company were not excludable so long as they were phrased in such a way as to delay their effect, Rule 14a-8's "ordinary business" exclusion would be effectively eviscerated.

Lastly, the Proponent argues that even if the Proposal relates to SeaWorld's ordinary business operations, it raises a significant policy issue – i.e., the humane treatment of animals – which transcends day-to-day business matters. While the Staff has found, in certain instances, that a proposal may not be excluded where it raises the issue of alleged inhumane treatment of animals, not a single no-action letter cited by the Proponent was issued to a company focused on conservation and animal care and welfare. As discussed above, SeaWorld is a zoological organization, and it aims to provide its guests with opportunities to explore and learn more about animals so that those guests may be inspired to take action to better our world. Through its theme parks' up-close animal encounters, educational exhibits and innovative entertainment, SeaWorld strives to inspire each of its guests to care for and conserve the natural world.

SeaWorld's focus on caring for and protecting animals is further evident in its philanthropic and conservation efforts. For example, SeaWorld is the primary supporter and corporate member of the SeaWorld & Busch Gardens Conservation Fund, a non-profit conservation foundation that makes grants to wildlife research and conservation projects that protect wildlife and wild places worldwide. In addition, SeaWorld – in collaboration with federal, state and local governments and others – operates one of the world's most respected rescue programs for ill and injured marine animals, with the goal of rehabilitating and returning them to the wild. For more than five decades, SeaWorld's animal experts have helped more than 27,000 ill, injured, orphaned and abandoned animals. SeaWorld's rescue and rehabilitation and animal care efforts are highlighted in two television shows – Sea

Rescue, which features SeaWorld's ongoing work to rescue injured animals in coordination with various government agencies and other rescue organizations, and The Wildlife Docs, which centers on the day-to-day activities at the Company's Animal Care Center at Busch Gardens Tampa. SeaWorld continues to be committed to wildlife rescue, research and education and invests millions annually in these efforts. Thus, the Company, one of whose core purposes is furthering conservation, is in an entirely different category than companies that are not focused on animal care in their day-to-day business and simply offer products derived from animals or that require animal abuse (through animal testing or otherwise). Accordingly, given the Company's mission and ongoing conservation work, the Proposal does not raise a significant social policy issue.

For the reasons set forth above, as well as in the Company's no-action request letter of February 8, 2016, the Company respectfully requests the Staff's concurrence that the Proposal may be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(7).

If the Staff disagrees with the Company's conclusions regarding omission of the Proposal, or if any additional submissions are desired in support of the Company's position, we would appreciate an opportunity to speak with you by telephone prior to the issuance of the Staff's Rule 14a-8(j) response.

Finally, if you have any questions or need any additional information, please do not hesitate to contact the undersigned at (212) 455-3815 or Yafit.Cohn@stblaw.com.

Sincerely,

Yafit Cohn

Yafit Cohn

cc: G. Anthony Taylor, SeaWorld Entertainment, Inc.
Carlos Clark, SeaWorld Entertainment, Inc.
Igor Fert, Simpson Thacher & Bartlett LLP
Rose Park, PETA Corporate Affairs
Jared S. Goodman, PETA Foundation

AN INTERNATIONAL ORGANIZATION DEDICATED TO PROTECTING THE RIGHTS OF ALL ANIMALS

PeTA FOUNDATION

PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS FOUNDATION

Washington, D.C.
1536 16th St. N.W.
Washington, DC 20036
202-483-PETA

Los Angeles
2154 W. Sunset Blvd.
Los Angeles, CA 90026
323-644-PETA

Norfolk
501 Front St.
Norfolk, VA 23510
757-622-PETA

Oakland
554 Grand Ave.
Oakland, CA 94610
510-763-PETA

PETA FOUNDATION IS AN OPERATING NAME OF FOUNDATION TO SUPPORT ANIMAL PROTECTION.

AFFILIATES:
- PETA U.S.
- PETA Asia
- PETA India
- PETA France
- PETA Australia
- PETA Germany
- PETA Netherlands
- PETA Foundation (U.K.)

February 22, 2016

Via e-mail

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
shareholderproposals@sec.gov

Re: SeaWorld Entertainment, Inc., 2016 Annual Meeting Shareholder Proposal Submitted by People for the Ethical Treatment of Animals

Dear Sir or Madam:

I am writing on behalf of People for the Ethical Treatment of Animals (PETA) and pursuant to Rule 14a-8(k) in response to SeaWorld Entertainment, Inc.'s ("SeaWorld") request that the Staff of the Division of Corporation Finance ("Staff") of the Securities and Exchange Commission ("Commission") concur with its view that it may properly exclude PETA's shareholder resolution and supporting statement ("Proposal") from the proxy materials to be distributed by SeaWorld in connection with its 2016 annual meeting of shareholders (the "proxy materials").

As discussed in greater detail below, because the Proposal does not deal with "ordinary business operations" and focuses on significant social policy issues, PETA respectfully requests that SeaWorld's request for a no-action letter on the basis of Rule 14a-8(b)(1) be denied.

I. BACKGROUND

PETA's resolution, titled "Ending the Orca Breeding Program," provides:

> **RESOLVED:** That in order to combat the precipitous decline in SeaWorld's value and public image—as evidenced by a public relations disaster; a continuing drops in attendance, revenue, and net income; intense public opposition to orca captivity as reported in the media worldwide; multiple shareholder lawsuits filed against our Company; an October ruling by the California Coastal Commission that SeaWorld could build new tanks in San Diego only if it stopped its orca breeding program there; and the introduction of federal legislation to ban the breeding of orcas held for exhibition; and—shareholders urge the board to ban captive orca breeding at all SeaWorld parks.

The supporting statement then discusses growing public awareness over the physical and psychological implications of keeping orcas in captivity, recent decisions and legislative efforts in opposition to orca captivity, and the detrimental consequences of SeaWorld's orca breeding program.

II. The Proposal May Not Be Excluded Pursuant to Rule 14a-8(i)(7)

Rule 14a-8(i)(7) provides that a company may exclude a proposal "[i]f the proposal deals with a matter relating to the company's ordinary business operations." Only "business matters that are mundane in nature and do not involve any substantial policy" considerations may be omitted under this exemption. Adoption of Amendments Relating to Proposals by Security Holders, 41 Fed. Reg. 52,994, 52,998 (1976). The Commission has explained that the policy underlying this rule rests on two central considerations. The first consideration "relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which stockholders, as a group, would not be in a position to make an informed judgment." Amendments to Rules on Shareholder Proposals, Exchange Act Release No. 40018 (May 21, 1998) ("Rule 14a-8 Release"). Second, "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.*

Accordingly, the Commission has stated and repeatedly found since that "proposals relating to such matters but focusing on sufficiently significant social policy issues . . . generally would not be considered to be excludable, because *the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote*." Rule 14a-8 Release (emphasis added). Pursuant to this exception, "[t]he Division has noted many times that the presence of widespread public debate regarding an issue is among the factors to be considered in determining whether proposals concerning that issue 'transcend the day-to-day business matters.'" SEC, Division of Corporation Finance, Staff Legal Bulletin No. 14A, http://www.sec.gov/interps/legal/cfslb14a.htm.

PETA's Proposal does not implicate a day-to-day operation that is "mundane in nature," does not seek to "'micro-manage' the company by probing too deeply into matters of a complex nature," and indisputably involves a single important "substantial policy" consideration.

A. The Proposal does not seek to micro-manage the company.

First, SeaWorld argues that it may exclude the Proposal pursuant to Rule 14a-8(i)(7) because "[b]y attempting to impose upon the Company a specific husbandry decision, the Proposal seeks to micro-manage the Company's operations." Letter from Yafit Cohn, Simpson Thacher & Bartlett LLP, to SEC Division of Corporation Finance, at 3 (February 8, 2016) ("No-Action Request"). The Proposal does not, however, "prob[e] too deeply into matters of a complex nature upon which stockholders, as a group, would not be in a position to make an informed judgment."

The suffering of orcas in captivity is clearly established and well-documented, even in SeaWorld's own records. Orcas at the facility bite at the gates and concrete that confine them, breaking their teeth, and attack each other and the trainers who force them to perform tricks. The Company's veterinary records reveal that the orcas are given diazepam (the generic of valium), including as "sedation for calf management." In one instance, days after a calf was born, the mother was given diazepam because "her swimming speed and attitude toward the calf [were] not favorable," another orca was given diazepam because he was "showing some aggression" towards the calf, and a third was given diazepam because he "was breaking off from the group and attempting to breed the calf." Former trainers have also reported that the orcas are given antacid daily to treat ulcers, antipsychotics to manipulate their hormones, and more. The orcas at SeaWorld often die prematurely from stress and other captivity-related causes, including severe trauma, mosquito-borne illnesses, and chronic infections. None has come close to the maximum life span for an orca in nature.

Accordingly, the Proposal does not address any matter too complex for which shareholders can make an informed judgment. SeaWorld's statement that "[d]ecisions related to the welfare and care of animals should be made by veterinarians and animal care experts who have the education, training and experience to evaluate the risks and benefits to the animals involved," *id.* at 4, is nothing more than the same refrain that it has defaulted to after being cited by federal and state authorities for endangering the lives and safety of trainers who work in direct contact with killer whales even after the death of experienced trainer Dawn Brancheau. *See, e.g.*, Michael E. Miller, *SeaWorld Fined for Improperly Protecting Employees from Killer Whales*, Washington Post (May 1, 2015), https://www.washingtonpost.com/news/morning-mix/wp/2015/05/01/seaworld-fined-for-improperly-protecting-employees-from-killer-whales/ ("The citations issued by Cal/OSHA today . . . reflect a fundamental misunderstanding of the requirements of safely caring for killer whales in a zoological setting."); OSHA Fines SeaWorld $38,500 for Safety Violation, News4Jax (June 11, 2013), http://www.news4jax.com/news/local/osha-fines-seaworld-38500-for-safety-violation ("OSHA's enforcement activities and the new citation demonstrate the agency's continued and fundamental misunderstanding of how to properly and safely care for and work around these animals.")

Moreover, SeaWorld's attempt to frame itself as a "worldwide leader in animal welfare" and its operations as "highly regulated" in an attempt to preempt the exercise of shareholders' rights is specious, at best. No-Action Request, at 3. SeaWorld has been repeatedly cited by the U.S. Department of Agriculture (USDA) for violations of the Animal Welfare Act (AWA), including for failing to maintain orca enclosures in good repair and stocking expired sutures, including those that expired a decade prior to the inspection. The Company also received an official warning for the repeated failure to adequately secure drain covers, resulting in the entirely avoidable death of a sea lion.

Even apart from these citations, the USDA's failure to enforce additional violations of the plain language of the standards in no way indicates compliance. The USDA's Office of the Inspector General (OIG) has criticized the USDA's Animal and Plant Health Inspection Service (APHIS) Animal Care division for chronic under-enforcement of the AWA and unjustified reduction of penalties for violators. The OIG found that inspectors failed to correctly report all repeat and direct violations of the AWA and that the lack of appropriate enforcement "weakened the agency's ability to protect . . . animals." USDA, OIG Audit Report: APHIS Animal Care Program, Inspections of Problematic Dealers 1 (2010), *available at* http://www.usda.gov/oig/webdocs/33002-4-SF.pdf. The OIG further found that APHIS' enforcement process was "ineffective in achieving [violator] compliance with AWA and regulations" because the agency took "little or no enforcement action against most violators." *Id.*

at 1, 2. The audit also revealed that APHIS misused guidelines to lower penalties for AWA violators by inconsistently counting violations and arbitrarily reducing the gravity of violations. *Id.* at 2. In another report, the OIG found specifically that APHIS' Eastern Region (the region in which SeaWorld's headquarters sits) "is not aggressively pursuing enforcement actions against violators of the AWA." USDA, OIG Audit Report: APHIS Animal Care Program, Inspection and Enforcement Activities i (Sept. 2005), *available at* http://www.usda.gov/oig/webdocs/33002-03-SF.pdf. In addition, OIG auditors expressed serious concerns relating to the APHIS policy of offering concessions and discounts such that penalties for violating the AWA amount to nothing more than a "*a normal cost of conducting business rather than a deterrent for violating the law.*" *Id.* at ii (emphasis added). Moreover, there are no "strict [federal] licensing requirements which SeaWorld passes ever year," No-Action Request, at 3, as the USDA has expressly taken the position that it is required to rubber-stamp annual license renewal applications so long as it receives a one-page renewal application and payment—even if it has extensive evidence of violations by the licensee.

The Proposal urges the board to make a single decision regarding SeaWorld's operations that are well-documented to result in poor animal welfare. Accordingly, this is not a complex matter into which shareholders seek to "prob[e] too deeply," and is one for which they can make an informed judgment.

B. The Proposal does not direct SeaWorld to eliminate a particular product or service, and even if it did, it could not be excluded merely on that basis.

SeaWorld further argues that it may exclude the Proposal pursuant to Rule 14a-8(i)(7) because it is "an attempt to direct the Company to eliminate . . . the opportunity to view and experience orcas," and it "constrains the ability of SeaWorld's management to determine which services to provide its customers." No-Action Request, at 5. SeaWorld misrepresents the Proposal, and it is indisputable that a proposal is not excludable merely because it deals with the sale of a company's products or services.

As SeaWorld acknowledges, the Proposal requests only that the board of directors end the breeding of orcas. This is not a "disguised . . . attempt to direct the Company to eliminate . . . the opportunity to view and experience orcas," *id.* at 4, but to end the purposeful breeding of orcas into a life of deprivation at its facilities. The distinction is clear.

First, SeaWorld insists that there is "no difference in life expectancy" between the orcas at its facilities and those in the wild. *See New Study on Killer Whale Lifespans*, SeaWorld Cares (July 21, 2015), http://seaworldcares.com/2015/07/new-study-on-killer-whale-lifespans/. SeaWorld staff recently published a (much-disputed) paper concluding that "[t]he average life expectancy for SeaWorld's killer whales is 41.6 years." *Id.* With orcas as young as one year old at SeaWorld, *see, e.g., Baby Killer Whale Born at SeaWorld Now Has Name*, ABC 10 News (Jan 23, 2015), http://www.10news.com/news/baby-killer-whale-born-at-seaworld-now-has-name, SeaWorld apparently expects its captive orca program to continue for another four decades even if not one additional orca is bred.

Second, in an effort to combat intense negative publicity related to its captive orca program, SeaWorld places great focus on its rescue efforts, explaining:

> Our goal for **every** animal we rescue is to successfully rehabilitate and return it to the wild. The small percentage of animals with conditions that would prevent them from surviving in the wild are given lifelong care at *SeaWorld* or another accredited facility.

SeaWorld Cares, On Call 24/7, http://seaworldcares.com/rescues/call-247/ (last visited Deb. 20, 2016) (emphasis in original). *The Proposal to ban breeding would have no bearing on these rescue efforts.* If a wild orca became seriously ill or injured and was unable to be rehabilitated and returned to the wild, SeaWorld could continue to provide the public with "the opportunity to view and experience orcas."

Moreover, it is well-established that a proposal is not excludable merely because it deals with the sale of a company's products or services where significant social policy issues are implicated—as they are here, as discussed in Part II.C. below.

For more than a quarter-century, the Staff has recognized that shareholder proposals may properly address business decisions regarding the sale of products where significant policy issues are at issue. *See e.g.*, *Kimberly-Clark Corp.* (Jan. 12, 1988); *Texaco, Inc.* (February 28, 1984); *American Telephone and Telegraph Company* (December 12, 1985); *Harsco Corporation* (January 4, 1993); *Firstar Corporation* (February 25, 1993). In Staff Legal Bulletin No. 14C, the Division considered proposals related to the environment and public health, which it had previously found to be significant policy considerations, and advised that "[t]o the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7)." SEC, Division of Corporation Finance, Staff Legal Bulletin No. 14C, http://www.sec.gov/interps/legal/cfslb14c.htm. The Staff has similarly concluded that animal welfare is a significant policy consideration and proposals relating to minimizing or eliminating operations that may result in certain poor animal welfare may not be excluded on this basis.

In *Coach, Inc.*, 2010 WL 3374169 (Aug. 19, 2010), for example, PETA's resolution encouraged the company "to enact a policy that will ensure that no fur products are acquired or sold by [Coach]." In seeking to exclude the proposal, the company argued that "[t]he use of fur or other materials is an aesthetic choice that is the essence of the business of a design and fashion house such as Coach," "luxury companies must be able to make free and independent judgments of how best to meet the desires and preferences of their customers," and that the proposal "does not seek to improve the treatment of animals[, but] to use animal treatment as a pretext for ending the sale of fur products at Coach entirely." *Id.* The Staff disagreed, writing:

> In arriving at this position, we note that although the proposal relates to the acquisition and sale of fur products, it focuses on the significant policy issue of the humane treatment of animals, and it does not seek to micromanage the company to such a degree that we believe exclusion of the proposal would be

> appropriate. Accordingly, we do not believe that Coach may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Id.

Likewise, in *Revlon, Inc.* (Mar. 18, 2014), PETA requested that the company issue an annual report to shareholders accurately disclosing, among other things, whether the company has conducted, commissioned, paid for, or allowed tests on animals anywhere in the world for its products, the types of tests, the numbers and species of animals used, and the specific actions the company has taken to eliminate this testing. Like SeaWorld, Revlon sought to exclude the proposal because "it deals with the sale of the company's products," and argued specifically that its decisions regarding in which countries to sell its products "are ordinary business matters that are fundamental to management's running of [Revlon] on a day-to-day basis and involve complex business judgments that stockholders are not in a position to make." *Id.* The Staff disagreed and did not permit the company to exclude the proposal pursuant to Rule 14a-8(i)(7), finding that it "focuses on the significant policy issue of the humane treatment of animals." *Id.*

The no-action letters cited by SeaWorld do not dictate a different result. The Proposal involves a discrete decision of significant public import, as opposed to broadly seeking to impact day-to-day business decisions by requiring a report on "reputational and financial risks that [the company] may face as a result of negative public opinion pertaining to the treatment of animals used to produce [*any*] products it sells." *Amazon.com, Inc.* (Mar. 27, 2015). Additionally, whether a topic raises significant social policy issues necessarily evolves. For example, in Staff Legal Bulletin No. 14A, the Commission stated:

> We believe that the public debate regarding shareholder approval of equity compensation plans has become significant in recent months. Consequently, in view of the widespread public debate regarding shareholder approval of equity compensation plans and consistent with our historical analysis of the "ordinary business" exclusion, we are modifying our treatment of proposals relating to this topic.

The other matters cited by SeaWorld involved the sale of items that the Staff has not yet concluded implicate substantial policy considerations, and while they indeed cause animal suffering, are indisputably not subject to public debate in a manner approaching the suffering of captive orcas. *Lowe's Companies, Inc.* (Mar. 18, 2010) (warning labels on glue traps); *The Home Depot, Inc.* (Mar. 12, 2010) (same). *Lowe's Companies, Inc.* (Feb. 1, 2008) (banning the sale of glue traps); *The Home Depot, Inc.* (Jan. 24, 2008) (same); *PetSmart, Inc.* (Apr. 8, 2009) (phasing out the sale of animals); *PetSmart, Inc.* (Apr. 14, 2006) (ending bird sales). Indeed, the *Coach* decision—which post-dates the no-action letters related to glue trap and animal sales—makes abundantly clear that a proposal may not be excluded where it focuses on the significant policy issue of the humane treatment of animals and addresses the sale of a product (fur) that is widely subject to public debate. The Staff has declined to issue no-action letters on this ground on many other occasions related to the humane treatment of animals. *See, e.g., Bob Evans Farms, Inc.* (June 6, 2011) (finding that a proposal to encourage the board to phase-in the use of "cage-free" eggs so that they represent at least five percent of the company's total egg usage "focuses on the significant policy issue of the humane treatment of animals and does not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate"); *Denny's* (March 17, 2009) (finding that a proposal requesting the board to commit to selling at least 10% cage-free eggs by volume could not be excluded in reliance on Rule 14a-8(i)(7)); *Wendy's Int'l Inc.* (Feb. 19, 2008) (finding that a proposal requesting that the board issue a report on the feasibility of committing to purchase a percentage of its eggs from cage-free hens could not be excluded in reliance on Rule 14a-8(i)(7)); *see also Kellogg Co.* (Mar. 11, 2000) (finding that a proposal requesting that the board adopt a policy of removing genetically engineered crops, organisms, or products from all products sold or manufactured "appears to raise significant policy issues that are beyond the ordinary business operations of Kellogg"). In *none* of the opinions cited by SeaWorld did the Staff find a significant social policy issue to be present but that the company could nonetheless exclude the proposal on ordinary business grounds.[1]

Finally, SeaWorld argues that matter addressed by the Proposal is fundamental to the Company's day-to-day operations because it "inherently involve[s] complex issues that require deep knowledge of the Company's business and operations." No-Action Request, at 4. The need address complex issues is undoubtedly common to virtually any decision made by a billion-dollar public company and to allow for companies to exclude a Proposal on that basis would virtually gut Rule 14a-8. Certainly, this matter does not include any more complex factors than the types of animal tests done on Revlon's behalf and measures that company had taken to eliminate that testing.

C. The Proposal raises a significant policy issue that transcends day-to-day business matters.

SeaWorld's argument that the Proposal does not relate to the humane treatment of animals and therefore does not raise any significant social policy issue is, frankly, unbelievable.

As noted above, a company may rely on Rule 14a-8(i)(7) to exclude a proposal only where that proposal relates to the company's ordinary business operations—those matters that are "mundane in nature and do not involve any substantial policy" considerations. Adoption of Amendments Relating to Proposals by Security Holders, 41 Fed. Reg. 52,994, 52,998 (1976). Where such proposals focus on significant social policy issues—determined, in part, by widespread public debate—they transcend day-to-day business matters and would be appropriate for a shareholder vote.

SeaWorld's captive orca breeding program—in which staff members masturbate male orcas and artificially inseminate female orcas, sometimes years before they would naturally reproduce in

---

[1] PETA agrees that proposals relating to the sale of services are subject to Rule 14a-8(i)(7) in the same manner as those relating to the sale of goods. For example, in *Bank of America Corp.* (Feb. 24, 2010), the Staff permitted the company to exclude a proposal that related to the financial institution's "decisions to extend credit or provide other financial services to particular types of customer." Even the company in that case acknowledged its exclusion of the proposal would not be proper if the proposal: (a) called for broad polices or limits on business operations with or within countries that are deemed to be human rights violators or (b) dealt with activities in which the subject company is directly engaged. In the instant case, the Proposal urges a ban on SeaWorld's own activities specifically related to a cruel practice that results in well-documented suffering.

the wild; orcas have mated with their own kin; females have rejected their offspring; nursing mothers have been drugged; mother orcas and their calves have died during childbirth; and mothers and their offspring have been separated at least nineteen times—has become the subject of intense public debate, and also of proposed federal legislation and state legislative and regulatory efforts:

- Orca Responsibility and Care Advancement (ORCA) Act of 2015: Introduced by U.S. Rep Adam B. Schiff, this legislation would amend the federal Animal Welfare Act to *ban the breeding of orcas held for exhibition*, and amend the Marine Mammal Protection Act to prohibit the capture and import or export of orcas for public display.
- California Coastal Commission decision: In an October 2015 hearing related to SeaWorld's application to build new tanks in San Diego in a proposal titled, "Blue World Project," the California Coastal Commission granted SeaWorld approval to build the tanks—but only under the condition that the company *ends its orca breeding program* at the San Diego park. When announcing the decision, Commissioner Dayna Bochco said, "These mammals are suffering in captivity. . . . They're suffering because they don't belong in captivity." There was nationwide applause for the decision, including from *San Diego Union-Tribune* columnist Dan McSwain, who wrote, "Public opinion—and thus potential customers—are moving inexorably toward greater rights for animals and away from watching captives jump through hoops. The sooner SeaWorld accepts this market reality, the sooner one of San Diego's great tourist attractions will stop sinking." The editorial boards at *The Washington Post* and the *Los Angeles Times* also called for a ban on captive orca breeding following the Commission's ruling. SeaWorld is now suing the Commission over its decision, making clear that the primary reason it was pursuing Blue World was to breed and confine more orcas.
- Orca Welfare and Safety Act: Introduced in California by Assemblyman Richard Bloom in 2014, this bill, which went to interim study and is being considered for reintroduction, would make it illegal to hold any orca in captivity for entertainment purposes.

These developments reflect already-widespread public debate and opposition to SeaWorld's breeding of orcas. Since the release of *Blackfish* in 2013, SeaWorld's stock has plummeted to record lows four times, sinking more than 50 percent, and the parks lost nearly 1 million visitors in 2014. SeaWorld suffered an 84% drop in net income in the second quarter of 2015, as well as declines in revenue and attendance. As public opposition to orca captivity continues to swell, SeaWorld has lost dozens of corporate partners and has been the subject of multiple shareholder and class action lawsuits.

It is indisputable that even if the Staff finds that the Proposal relates to SeaWorld's ordinary business operations, it focuses on a significant social policy issue—as demonstrated by widespread public debate that has had a detrimental impact on the Company's finances and federal legislation aimed at banning this very practice—transcends day-to-day business matters, and raises policy issues so significant that it is appropriate for a shareholder vote."

III. Conclusion

We respectfully request that the Staff decline to issue a no-action response to SeaWorld and inform the company that it may not omit the Proposal from its proxy materials in reliance on Rule 14a-8.

Should you need any additional information in reaching your decision, please contact me at your earliest convenience. If you intend to issue a no-action letter to SeaWorld, we would welcome the opportunity to discuss this matter further before that response is issued.

Thank you.

Very truly yours,

Jared Goodman
Director of Animal Law
(323) 210-2266
JaredG@petaf.org

cc: Yafit Cohn, Simpson Thatcher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE
NEW YORK, NY 10017-3954
(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER
(212) 455-3815

E-MAIL ADDRESS
yafit.cohn@stblaw.com

VIA E-MAIL

February 8, 2016

Re: SeaWorld Entertainment, Inc. – Omission of Shareholder Proposal from Proxy Material Pursuant to Rule 14a-8

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

We are filing this letter on behalf of SeaWorld Entertainment, Inc. ("SeaWorld" or the "Company") with respect to the shareholder proposal and supporting statement (collectively, the "Proposal") submitted by People for the Ethical Treatment of Animals (the "Proponent") for inclusion in the proxy statement and form of proxy to be distributed by the Company in connection with its 2016 Annual Meeting of Stockholders (collectively, the "Proxy Materials"). A copy of the Proposal and accompanying correspondence from the Proponent is attached as Exhibit A. For the reasons stated below, we respectfully request that the Staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") not recommend any enforcement action against SeaWorld if SeaWorld omits the Proposal in its entirety from the Proxy Materials.

Pursuant to Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), we are submitting this request for no-action relief to the Staff via e-mail at shareholderproposals@sec.gov in lieu of providing six additional copies of this letter pursuant to Rule 14a-8(j), and the undersigned has included her name and telephone number both in this letter and in the cover e-mail accompanying this letter. Pursuant to Rule 14a-8(j) under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), we are:

1. filing this letter with the Commission no later than 80 calendar days before the date on which the Company plans to file its definitive Proxy Materials with the Commission; and

2. simultaneously providing the Proponent with a copy of this submission.

Rule 14a-8(k) and SLB 14D provide that a shareholder proponent is required to send the company a copy of any correspondence that the proponent elects to submit to the Commission or the Staff. Accordingly, we hereby inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff relating to the Proposal, the Proponent must concurrently furnish a copy of that correspondence to the Company. Similarly, the Company will promptly forward to the Proponent any response received from the Staff to this request that the Staff transmits by email or fax only to the Company.

I. <u>The Proposal</u>

The Proposal reads as follows:

"Ending the Orca Breeding Program

RESOLVED: That in order to combat the precipitous decline in SeaWorld's value and public image—as evidenced by a public relations disaster; a continuing drop in attendance, revenue, and net income; intense public opposition to orca captivity as reported in the media worldwide; multiple shareholder lawsuits filed against our Company; an October ruling by the California Coastal Commission that SeaWorld could build new tanks in San Diego only if it stopped its orca breeding program there; and the introduction of federal legislation to ban the breeding of orcas held for exhibition—shareholders urge the board to ban captive orca breeding at all SeaWorld parks."

II. <u>Basis for Exclusion: Rule 14a-8(i)(7)</u>

The Company respectfully requests the Staff's concurrence that the Company may exclude the Proposal from its Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal deals with a matter relating to the Company's ordinary business operations.

III. <u>Analysis</u>

Rule 14a-8(i)(7) permits the exclusion of shareholder proposals dealing with matters relating to a company's "ordinary business operations." The Commission has explained that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 40018 (May 21, 1998). As explained by the Commission, the term "ordinary business" in this context refers to "matters that are not necessarily 'ordinary' in the common meaning of the word, and is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." *Id.*

According to the Commission, two central considerations underlie the ordinary business exclusion. First, "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis" that they are not proper subjects for shareholder proposals. *Id.* "The second consideration relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.*

As explained more fully below, the Proposal's request that the Company stop breeding orcas implicates both of these considerations and is thus excludable as pertaining to the Company's ordinary business operations.

A. The Proposal Seeks to Micro-Manage the Company.

SeaWorld is one of the world's foremost zoological organizations, with approximately 89,000 marine and terrestrial animals in its care, and is a worldwide leader in animal welfare, training, husbandry and veterinary care. The well-being of the animals in SeaWorld's care is a top priority for the Company. Animal care and welfare at SeaWorld are also highly regulated by the federal government, with frequent inspections by federal veterinarians and other officials, as well as strict licensing requirements which SeaWorld passes every year. SeaWorld has detailed animal care policies and procedures and follows all applicable government regulations regarding its orcas and the other animals in its care. The Company's policies and all animal care decisions made by the Company are based on a complex set of factors involving animal well-being, safety, resource availability and cost, labor efficiency, transportation, and regulatory compliance, among other factors.

The ability of SeaWorld to make decisions regarding the care of its animals is fundamental to its operation of the business. The Company's management maintains a constant focus on a broad spectrum of animal care issues, including display, husbandry and breeding practices with respect to the animals in SeaWorld's care. As the Company's operations are akin to those of a zoo, aquarium, wildlife reserve or other conservation organization, the breeding of animals is, by definition, part of the Company's management functions. By attempting to impose upon the Company a specific husbandry decision, the Proposal seeks to micro-manage the Company's operations, interfering with complex animal well-being decisions upon which the Company's shareholders are not in a position to make an informed judgment. Given the complexity of the issue, the breeding program remains under active consideration by the Company's Board of Directors. The scope of the Company's breeding program may not be properly delegated to, and should not be micromanaged by, the Company's shareholders. Decisions related to the welfare and care of animals should be made by veterinarians and animal care experts who have the education, training and expertise to evaluate the risks and benefits to the animals involved. Accordingly, the Proposal may be excluded under Rule 14a-8(i)(7) as relating to the Company's ordinary business operations.

B. The Subject Matter of the Proposal is Fundamental to Management's Ability to Run the Company's Day-to-Day Business, as it Relates to the Company's Decision to Sell a Product or Service.

At the core of SeaWorld's business is its delivery of personal, interactive and educational experiences that allow guests to experience and connect with marine and terrestrial animals. Indeed, one of the hallmark services SeaWorld provides its customers is the ability to encounter and engage with various animals in its one-of-a-kind zoological collection, inspiring guests to protect animals and conserve their habitats. An integral part of SeaWorld's business, therefore, is selecting the animals that it will feature in its theme parks' zoological collections.

Decisions regarding which animals to feature in its zoological collection are fundamental to the Company's day-to-day operations. These decisions inherently involve complex issues that require deep knowledge of the Company's business and operations. Although the Proposal is disguised as a request that the Company end the breeding of orcas, the Proposal is, in essence, an attempt to direct the Company to eliminate a particular service it currently provides – i.e., the opportunity to view and experience orcas. Indeed, it is well known that PETA's goal is for SeaWorld to cease featuring orcas in its parks.[1] Allowing shareholders to dictate which services the Company provides its customers, however, would inappropriately delegate to shareholders management's role in directing the day-to-day business of the Company.

The Staff has consistently taken the position that proposals seeking to dictate management's decisions regarding the selection of products or services a company offers for sale implicate the company's ordinary business operations and are thus excludable under Rule 14a-8(i)(7). *See, e.g., Amazon.com, Inc.* (*avail.* Mar. 27, 2015) (permitting the exclusion of a shareholder proposal requesting the disclosure of any reputational and financial risks the company may face as a result of negative public opinion pertaining to the treatment of animals used to produce products it sells and noting that "[p]roposals concerning the sale of particular products and services are generally excludable under rule 14a-8(i)(7)"); *Lowe's Companies, Inc.* (*avail.* Mar. 18, 2010) (granting no-action relief

[1] *See, e.g.*, PETA website, http://www.peta.org/action/five-things-can-help-shut-seaworld/ (requesting that people "urge the park to release the animals to seaside sanctuaries").

under Rule 14a-8(i)(7) with regard to a proposal encouraging the company to place warning labels on the glue traps sold in its stores, explicitly noting that "the proposal relates to the manner in which [the company] sells particular products" and that "[p]roposals concerning the sale of particular products are generally excludable under rule 14a-8(i)(7)"); *The Home Depot, Inc.* (*avail.* Mar. 12, 2010) (same); *PetSmart, Inc.* (*avail.* Apr. 8, 2009) (concurring that a proposal requesting that the board of directors "produce a report on the feasibility of [the company] phasing out its sale of live animals by 2014" may be excluded under Rule 14a-8(i)(7), as it relates to the "sale of particular goods"); *Lowe's Companies, Inc.* (*avail.* Feb. 1, 2008) (permitting the exclusion of a proposal encouraging the company end its sale of glue traps, as it relates to "the sale of a particular product"); *The Home Depot, Inc.* (*avail.* Jan. 24, 2008) (same).

The Staff has made clear that proposals relating to the sale of services are equally excludable under Rule 14a-8(i)(7) as those relating to the sale of goods. *See, e.g., JPMorgan Chase & Co.* (*avail.* Mar. 7, 2013) (concurring in the exclusion of a proposal requesting that the board "adopt public policy principles for national and international reforms to prevent illicit financial flows. . ." based upon principles specified in the proposal, expressly noting that "the proposal relates to principles regarding the products and services that the company offers"); *Wells Fargo & Co.* (*avail.* Jan. 28, 2013, *recon. denied* Mar. 4, 2013) (granting no-action relief under Rule 14a-8(i)(7) where the proposal requested that the company prepare a report discussing the adequacy of the company's policies in addressing the social and financial impacts of the company's direct deposit advance lending service, noting in particular that "the proposal relates to the products and services offered for sale by the company" and that "[p]roposals concerning the sale of particular products and services are generally excludable under rule 14a-8(i)(7)"); *General Electric Co.* (*avail.* Jan. 7, 2011) (permitting the exclusion of a proposal focused on the scope of the financial services offered by the company, explicitly stating that "the proposal appears to relate to the emphasis that the company places on the various products and services it offers for sale" and that "[p]roposals concerning the sale of particular products and services are generally excludable under rule 14a-8(i)(7)").

Because the Proposal constrains the ability of SeaWorld's management to determine which services to provide its customers, the Proposal is similarly excludable under Rule 14a-8(i)(7).

C. The Proposal Does Not Raise a Significant Social Policy Issue.

The Commission has indicated that proposals that relate to ordinary business matters but that focus on "sufficiently significant social policy issues . . . generally would not be considered to be excludable [under Rule 14a-8(i)(7)] because the proposals would transcend the day-to-day business matters." Exchange Act Release No. 40018. Despite purporting to relate to the humane treatment of animals, the Proposal does not raise any significant social policy issue and is excludable as pertaining to the Company's ordinary business operations.

The Company is aware that the Staff has previously declined to grant no-action relief under Rule 14a-8(i)(7) in specific circumstances in which the proposal raised the issue of alleged inhumane treatment of animals. The Staff has found, for example, that a "significant social policy issue" is raised by: (i) animal testing (*see Revlon, Inc.* (*avail.* Mar. 18, 2014)); (ii) killing animals for their fur (*see Coach, Inc.* (*avail.* Aug. 19, 2010)); (iii) performing medically unnecessary surgeries on animals (*see DeVry Inc.* (*avail.* Sept. 25, 2009)); and (iv) the inhumane killing of animals (*see Wendy's International, Inc.* (*avail.* Feb. 8, 2005); *Hormel Foods Corp.* (*avail.* Nov. 10, 2005)). The Proposal, however, is clearly distinguishable from these cases; not only does SeaWorld not harm any animals – through testing, abuse, or otherwise – but its mission is to inspire guests through education and up-close experiences with animals and to care for and protect animals. The Company employs veterinarians and zoological staff members that have been caring for animals for more than five decades, and its experience in animal care, research, rescue and rehabilitation is a resource for zoos, aquariums and conservation organizations worldwide. The Company's experience and innovation in animal husbandry have led to many advances in the care of species in zoological facilities and in the conservation of wild populations. Additionally, by allowing its guests to experience the animals in its care, SeaWorld aims to inspire its guests to get involved in conservation efforts. In essence, SeaWorld is a zoological and conservation organization whose product is the interactive experience with the animals themselves for the primary purpose of advancing conservation, rather than a product that is derived from animals or that necessitates animal abuse. Thus, a proposal to end the breeding of one of the species in the Company's zoological collection is not only directly related to the Company's day-to-day business operations, as discussed above, but does not implicate any significant social policy issue.

Even assuming that the Proposal relates to the humane treatment of animals, the Staff has determined in several instances that shareholder proposals raising the issue of alleged inhumane treatment of animals in connection with the sale of products are nonetheless excludable under Rule 14a-8(i)(7). *See, e.g., Amazon.com, Inc.* (*avail.* Mar. 27, 2015) (permitting the exclusion of a proposal requesting that the company disclose any reputational and financial risks it may face as a result of negative public opinion pertaining to the treatment of animals used to produce products it sells); *Lowe's Companies, Inc.* (*avail.* Mar. 18, 2010) (permitting the exclusion of a proposal encouraging the company to place warning labels on the glue traps sold in its stores); *PetSmart, Inc.* (*avail.* Apr. 8, 2009) (permitting the exclusion of a proposal requesting a feasibility report on phasing out the sale of live animals); *The Home Depot, Inc.* (*avail.* Mar. 12, 2010) (same); *Wal-Mart Stores, Inc.* (*avail.* Mar. 24, 2008) (permitting the exclusion of a proposal requesting a report on the "viability of the UK cage-free egg policy, discussing any issues raised that would affect a similar move forward in the US; what the company is doing in the domestic market and what further steps can be taken to forward its position on this important animal welfare issue"); *Lowe's Companies, Inc.* (*avail.* Feb. 1, 2008) (permitting the exclusion of a proposal requesting that the company end the sale of glue traps in its stores); *The Home Depot, Inc.* (*avail.* Jan. 24, 2008) (same); *PetSmart, Inc.* (*avail.* Apr. 14, 2006) (permitting the exclusion of a proposal requesting that the board issue a report on whether the company will end all bird sales). As in each of the letters cited above, the Proposal directly relates to the products or services offered by the Company, as discussed in Section III.B. above, and is therefore excludable, even assuming that it relates to animal welfare.

Conclusion

The Company believes that the Proposal may be omitted from its Proxy Materials in accordance with Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations and does not pertain to a significant social policy issue.

On behalf of the Company, we hereby respectfully request that the Staff express its intention not to recommend enforcement action if the Proposal is excluded from the Company's Proxy Materials for the reasons set forth above.

If the Staff disagrees with the Company's conclusions regarding omission of the Proposal, or if any additional submissions are desired in support of the Company's position, we would appreciate an opportunity to speak with you by telephone prior to the issuance of the Staff's Rule 14a-8(j) response.

If you have any questions regarding this request, or need any additional information, please do not hesitate to contact the undersigned at (212) 455-3815 or Yafit.Cohn@stblaw.com.

Sincerely,

Yafit Cohn

Yafit Cohn

Enclosures

cc: G. Anthony Taylor, SeaWorld Entertainment, Inc.
Carlos Clark, SeaWorld Entertainment, Inc.
Igor Fert, Simpson Thacher & Bartlett LLP
Rose Park, PETA Corporate Affairs
Jared S. Goodman, PETA Foundation

Exhibit A

Copy of the Proposal and Accompanying Correspondence

PETA

PEOPLE FOR
THE ETHICAL
TREATMENT
OF ANIMALS

Washington, D.C.
1536 16th St. N.W.
Washington, DC 20036
202-483-PETA

Los Angeles
2154 W. Sunset Blvd.
Los Angeles, CA 90026
323-644-PETA

Norfolk
501 Front St.
Norfolk, VA 23510
757-622-PETA

Oakland
554 Grand Ave.
Oakland, CA 94610
510-763-PETA

Info@peta.org
PETA.org

December 16, 2015

G. Anthony Taylor
Corporate Secretary
SeaWorld Entertainment, Inc.
9205 South Park Center Loop, Suite 400
Orlando, FL 32819

VIA UPS NEXT DAY AIR SAVER AND E-MAIL

Dear Mr. Taylor:

Attached to this letter is a shareholder proposal submitted for inclusion in the proxy statement for the 2016 annual meeting. Also enclosed is a letter from People for the Ethical Treatment of Animals' (PETA) brokerage firm, RBC Wealth Management, confirming ownership of 209 shares of SeaWorld Entertainment, Inc. common stock, most of which were acquired at least one year ago. PETA has held at least $2,000 worth of common stock continuously for more than one year and intends to hold at least this amount through and including the date of the 2016 shareholders meeting.

Please communicate with PETA's authorized representative Jared S. Goodman if you need any further information. Mr. Goodman can be reached at Jared S. Goodman, PETA Foundation, 2154 W. Sunset Blvd., Los Angeles, CA 90026, by telephone at (323) 210-2266, or by e-mail at JaredG@PetaF.org. If SeaWorld Entertainment, Inc. will attempt to exclude any portion of this proposal under Rule 14a-8, please advise Mr. Goodman within 14 days of your receipt of this proposal.

Sincerely,

Rose Park

Rose Park, Executive Assistant
PETA Corporate Affairs

Enclosures: 2016 Shareholder Resolution
RBC Wealth Management letter

RBC Wealth Management

25 Hanover Road
Florham Park, NJ 07932-1424

Phone: 973-822-2500
Toll Free: 800-322-3240
Fax: 976-966-0309

December 16, 2015

G. Anthony Taylor
Corporate Secretary
SeaWorld Entertainment, Inc.
9205 South Park Center Loop, Suite 400
Orlando, FL 32819

Re: Verification of Shareholder Ownership in SeaWorld Entertainment, Inc.

Dear Mr. Taylor:

This letter verifies that People for the Ethical Treatment of Animals is the beneficial owner of 209 shares of SeaWorld Entertainment, Inc. common stock and that PETA has continuously held at least $2,000.00 in market value, or 1% of SeaWorld Entertainment, Inc. for at least one year prior to and including the date of this letter.

Should you have any questions or require additional information, please contact me at (973) 410-3563.

Sincerely,

Diana Baroni

Diana Baroni
Assistant to Joshua Levine
Senior Vice President – Financial Advisor
RBC Wealth Management

Ending Breeding and Developing Coastal Sanctuaries for Orcas

RESOLVED that in order to combat the precipitous decline in SeaWorld's value and public image—as evidenced by a public relations disaster; a continuing drop in attendance, revenue, net income, and stock value; intense public opposition to orca captivity as reported in the media worldwide; multiple shareholder and consumer class action lawsuits filed against our Company; an October ruling by the California Coastal Commission that SeaWorld could build new tanks in San Diego only if it stopped its orca breeding program there; and the introduction of federal legislation to ban the breeding of orcas held for exhibition—shareholders urge the board to ban captive orca breeding and take steps to develop coastal sanctuaries for the existing orcas.

Supporting Statement

Public awareness of the ethical issues and physical and psychological implications of keeping orcas in captivity has soared in recent years. As people become increasingly outraged by SeaWorld's confining of highly intelligent, far-ranging animals to barren, concrete tanks and depriving them of natural lives and even basic physical and psychological well-being, our Company is also facing growing opposition from governing bodies and U.S. legislators. In October 2015, the California Coastal Commission ruled that plans for new orca tanks in San Diego could proceed only under the condition that the facility end its captive breeding program, in which staff members masturbate male orcas and artificially inseminate female orcas, sometimes years before they would naturally reproduce in the wild.

Also in 2015, U.S. Rep. Adam Schiff introduced the Orca Responsibility and Care Advancement (ORCA) Act, which would ban the breeding of orcas held for exhibition and prohibit the capturing and importing or exporting of orcas for public display. This bill reflects the public's overwhelming opposition to orca captivity and its devastating consequences, including overall shorter life spans and mental anguish, as evidenced by fractured teeth from gnawing on the steel gates and concrete walls of the tanks, listlessness, and aggression toward trainers and other orcas.

Ending our Company's orca breeding program would prevent any more of these socially complex animals from being born into captivity, where they are often forced to live in incompatible groups, regularly drugged, and condemned to a lifetime of suffering in a concrete tank, as the public now knows. For the existing captive orcas, coastal sanctuaries such as sea pens or netted-off bays or coves would greatly improve their welfare while also reversing our Company's unfavorable public image. Orcas released into sanctuaries would have space to explore in a stimulating environment. Family groups would be preserved, and incompatible animals would be able to avoid injurious contact. The existing space at the parks could be replaced with state-of-the-art augmented or virtual reality experiences that would allow visitors to observe and interact with marine life in innovative ways.

Our Company has an invaluable opportunity to turn things around by ending its captive breeding program and moving the existing orcas to coastal sanctuaries. We urge shareholders to support this ethically and economically responsible resolution.

Cohn, Yafit

From: Taylor, Tony <Tony.Taylor@seaworld.com>
Sent: Tuesday, December 29, 2015 12:57 PM
To: Cohn, Yafit
Cc: Clark, Carlos
Subject: FW: SeaWorld Rule 14a-8 Response Letter to PETA (December 29, 2015)
Attachments: SeaWorld Rule 14a-8 Response Letter to PETA (December 29, 2015).pdf; Rule 14a-8 _Shareholder Proposals.pdf

Importance: High

FYI

From: Taylor, Tony
Sent: Tuesday, December 29, 2015 11:55 AM
To: JaredG@PetaF.org
Subject: SeaWorld Rule 14a-8 Response Letter to PETA (December 29, 2015)
Importance: High

Jared,

I hope this note finds you well. We are in receipt of PETA's request for inclusion of its proposals in our proxy materials. Attached is our response. We are sending this to you by overnight courier as well but would appreciate your acknowledging receipt of this email.

If you have any questions, please let me know.

Tony

Tony Taylor
Chief Legal Officer/
General Counsel & Corporate Secretary
SeaWorld Parks & Entertainment
9205 Southpark Center Loop
4th Floor
Orlando, FL 32819
O: 407-226-5031
Tony.Taylor@SeaWorld.com

SEAWORLD ENTERTAINMENT

VIA FEDERAL EXPRESS AND E-MAIL

December 29, 2015

Re: Stockholder Proposal

Mr. Jared S. Goodman
PETA Foundation
2154 W. Sunset Blvd.
Los Angeles, CA 90026

Dear Mr. Goodman:

We are writing in response to the stockholder resolution submitted by People for the Ethical Treatment of Animals ("PETA") on December 16, 2015 for inclusion in the 2016 proxy statement of SeaWorld Entertainment, Inc. (the "Company"). The cover letter accompanying the stockholder resolution indicated that all communications regarding PETA's submission should be directed to you.

The Company would like to inform you, pursuant to Rule 14a-8(f) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of a procedural deficiency in PETA's submission. Rule 14a-8(c) under the Exchange Act provides that "[e]ach shareholder may submit no more than one proposal to a company for a particular shareholders' meeting." PETA's stockholder resolution, titled "Ending Breeding and Developing Coastal Sanctuaries for Orcas," is comprised of more than one proposal: (1) a proposal requesting that the board "ban captive orca breeding", and (2) a proposal requesting that the board "take steps to develop coastal sanctuaries for the existing orcas." PETA's submission, therefore, is in violation of Rule 14a-8(c).

PETA can cure this procedural defect by revising its submission to include only one of the two proposals for inclusion in the Company's 2016 proxy materials. Pursuant to Rule 14a-8(f), the Company hereby notifies PETA that its response to this letter must be postmarked, or transmitted electronically to the Company, no later than 14 calendar days from the date you receive this notification. If PETA fails to remedy this procedural defect within this 14 calendar day period, the Company intends to exclude PETA's proposals from its 2016 proxy materials in reliance on Rule 14a-8(c) and to file its reasons for doing so with the Securities and Exchange Commission, as provided under Rule 14a-8(j) under the Exchange Act. For your reference, we have attached a copy of Rule 14a-8 of the Exchange Act.

Please note that, because PETA's submission has not satisfied the procedural requirement noted above, this letter does not address whether either of the proposals could be omitted from the Company's proxy statement on other grounds. Accordingly, the Company reserves the right to omit PETA's proposals if any valid substantive basis therefor exists under Rule 14a-8.

To transmit your reply electronically, please send it to me via e-mail at Tony.Taylor@seaworld.com. To reply by mail, please write to my attention at SeaWorld Entertainment, Inc., 9205 SouthPark Center Loop, Suite 400, Orlando, FL 32819.

We appreciate your interest in the Company. Please rest assured that the Company remains committed to world-class standards of animal care and welfare, which have earned our parks and professionals recognition as global leaders in the zoological community.

Sincerely,

G. Anthony (Tony) Taylor
Chief Legal Officer, General Counsel and
Corporate Secretary

cc: Rose Parks

Enclosure

Regulation 14A

Regulation 14A Rule 14a-8

http://www.rbsourcefilings.com/document/read/R19-IDANDNQ-R19-IDA0JPQ

Rule 14a-8. Shareholder Proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) ***Improper Under State Law:*** If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

> *Note to Paragraph (i)(1):* Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) ***Violation of Law:*** If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

> *Note to Paragraph (i)(2):* We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) ***Violation of Proxy Rules:*** If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) ***Personal Grievance; Special Interest:*** If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) ***Relevance:*** If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) ***Absence of Power/Authority:*** If the company would lack the power or authority to implement the proposal;

(7) ***Management Functions:*** If the proposal deals with a matter relating to the company's ordinary business operations;

(8) ***Director Elections***: If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) ***Conflicts with Company's Proposal:*** If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to Paragraph (i)(9): A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) ***Substantially Implemented:*** If the company has already substantially implemented the proposal;

Note to Paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

(11) ***Duplication:*** If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) ***Resubmissions:*** If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) ***Specific Amount of Dividends:*** If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Cohn, Yafit

From: Gottlieb, Dov
Sent: Monday, February 08, 2016 12:37 PM
To: Cohn, Yafit
Subject: FW: SeaWorld Rule 14a-8 Response Letter to PETA (December 29, 2015)
Attachments: 2016-01-07_PETA Revised Shareholder Resolution.pdf; ATT00001.htm

---

From: Taylor, Tony [mailto:Tony.Taylor@seaworld.com]
Sent: Thursday, January 07, 2016 8:44 PM
To: Clark, Carlos; Fert, Igor; Gottlieb, Dov
Subject: Fwd: SeaWorld Rule 14a-8 Response Letter to PETA (December 29, 2015)

From PETA.

Sent from my iPad

Begin forwarded message:

> **From:** Jared Goodman <JaredG@PetaF.org>
> **Date:** January 7, 2016 at 8:39:11 PM EST
> **To:** "Taylor, Tony" <Tony.Taylor@seaworld.com>
> **Subject: RE: SeaWorld Rule 14a-8 Response Letter to PETA (December 29, 2015)**
>
> Tony,
>
> Happy New Year.
>
> Attached please find PETA's revised shareholder resolution for inclusion in SeaWorld Entertainment Inc.'s 2016 proxy statement. Please contact me with any questions or concerns.
>
> Thank you.
>
> **Jared Goodman**
> Director of Animal Law
> PETA Foundation
> 2154 W. Sunset Blvd.
> Los Angeles, CA 90026
> T: (323) 210-2266
> F: (213) 484-1648
> M: (516) 319-5906
>
>
>
> **From:** Jared Goodman
> **Sent:** Wednesday, December 30, 2015 10:44 AM
> **To:** 'Taylor, Tony'
> **Subject:** RE: SeaWorld Rule 14a-8 Response Letter to PETA (December 29, 2015)

Tony,

I am in receipt of your letter and will reply fully within the required timeframe.

Regards,
Jared

Jared Goodman
Director of Animal Law
PETA Foundation
2154 W. Sunset Blvd.
Los Angeles, CA 90026
T: (323) 210-2266
F: (213) 484-1648
M: (516) 319-5906

From: Taylor, Tony [mailto:Tony.Taylor@seaworld.com]
Sent: Tuesday, December 29, 2015 9:55 AM
To: Jared Goodman
Subject: SeaWorld Rule 14a-8 Response Letter to PETA (December 29, 2015)
Importance: High

Jared,

I hope this note finds you well. We are in receipt of PETA's request for inclusion of its proposals in our proxy materials. Attached is our response. We are sending this to you by overnight courier as well but would appreciate your acknowledging receipt of this email.

If you have any questions, please let me know.

Tony

Tony Taylor
Chief Legal Officer/
General Counsel & Corporate Secretary
SeaWorld Parks & Entertainment
9205 Southpark Center Loop
4th Floor
Orlando, FL 32819
O: 407-226-5031
Tony.Taylor@SeaWorld.com

Ending the Orca Breeding Program

RESOLVED: That in order to combat the precipitous decline in SeaWorld's value and public image—as evidenced by a public relations disaster; a continuing drop in attendance, revenue, and net income; intense public opposition to orca captivity as reported in the media worldwide; multiple shareholder lawsuits filed against our Company; an October ruling by the California Coastal Commission that SeaWorld could build new tanks in San Diego only if it stopped its orca breeding program there; and the introduction of federal legislation to ban the breeding of orcas held for exhibition—shareholders urge the board to ban captive orca breeding at all SeaWorld parks.

Supporting Statement

Public awareness of the ethical issues and physical and psychological implications of keeping orcas in captivity has soared in recent years. As people become increasingly outraged by SeaWorld's confinement of highly intelligent, far-ranging animals to barren, concrete tanks and depriving them of natural lives and even basic physical and psychological well-being, our Company is also facing growing opposition from governing bodies and U.S. legislators. In October 2015, the California Coastal Commission ruled that plans for new orca tanks in San Diego could proceed only under the condition that the facility end its captive breeding program, in which staff members masturbate male orcas and artificially inseminate female orcas, sometimes years before they would naturally reproduce in the wild; orcas have mated with their own kin; female orcas have rejected their own calves; and mother orcas and their offspring have died during birth.

Also in 2015, U.S. Rep. Adam Schiff introduced the Orca Responsibility and Care Advancement (ORCA) Act, which would ban the breeding of orcas held for exhibition and prohibit the capture and importation or exportation of orcas for public display. This bill reflects the public's overwhelming opposition to orca captivity and its devastating consequences, including overall shorter life spans, despite SeaWorld's misleading claims, and mental anguish, as evidenced by fractured teeth from gnawing on the steel gates and concrete walls of the tanks, listlessness, and aggression toward trainers and other orcas.

Ending our Company's orca breeding program would prevent any more of these socially complex animals from being born into a life of captivity, in which they are often forced to live in incompatible groups, regularly drugged, and condemned to many years of suffering in a small concrete enclosure, as the public now knows.

Our Company has an invaluable opportunity to recover from its significant financial and public relations downspin by ending its captive breeding program and introducing innovative exhibits that do not rely on animal exploitation and cruelty, such as augmented or virtual reality displays that would allow visitors to observe, virtually interact with, and learn about marine life. We urge shareholders to support this ethically and economically responsible resolution to ban captive orca breeding at all SeaWorld parks.